TRANSFINANCIAL HOLDINGS, INC.
                                                             SECOND QUARTER 1997
                                                          REPORT TO SHAREHOLDERS

Our second quarter highlights included strong performances by Crouse Cartage Company ("Crouse"), TransFinancial's general commodities motor carrier, and Universal Premium Acceptance Corporation ("UPAC"), TransFinancial's insurance premium finance operation. For the second quarter of 1997, TransFinancial increased net income to $704,000, or $0.11 per share, on operating revenues of $32.8 million, compared to net income of $362,000, or $0.05 per share on operating revenues of $28.5 million for the second quarter of 1996.

Crouse earned operating income of $1,071,000 on revenues of $30.7 million in second quarter 1997, compared to operating income of $737,000 on revenues of $26.2 million for second quarter 1996. This improvement was principally the result of a 14% increase in less-than-truckload ("LTL") tons handled. In addition, Crouse achieved a 3.9% increase in revenue yield on LTL freight through the combination of a general rate increase, negotiated increases in contracted rates and the implementation of fuel surcharges.

UPAC reported operating income of $288,000 on net finance charges, fees and other income earned of $2.1 million, compared to operating income of $91,000 on comparable revenue for the second quarter of 1996. The primary factors contributing to the improved profitability were the new securitization agreement and the integrated administrative operations.

We are encouraged by the continued progress of our operating segments. Crouse improved business volumes and profitability while simultaneously conducting the first phase of an aggressive expansion plan. UPAC continued its first quarter profitability while focusing on customer service, the foundation of the Company's expansion and business success.

TransFinancial continues to maintain a strong balance sheet with cash and investments of $13.1 million, excluding an additional $6.6 million included in net assets of discontinued operations, and book value of $11.95 per share at June 30, 1997. TransFinancial acquired 130,000 shares in the first half of 1997 under its stock repurchase program. Approximately 121,000 additional shares are authorized to be repurchased under this program.

As approved by you, our fellow shareholders, the Company effected a 1-for-100 reverse stock split followed by a 100-for-1 forward stock split on July 1, 1997, which resulted in the cancellation of an additional 107,000 shares held by odd-lot shareholders. You also approved the change of the Company's name to "TransFinancial Holdings, Inc." This change has been well received by shareholders, brokers and analysts, and reflects our continued commitment to each of our businesses. Look for our stock on the American Stock Exchange under its new trading symbol "TFH."

We are confident in each of our businesses and believe our commitment to an aggressive growth strategy will continue to enhance our industry position and provide shareholder value.



                  /s/ Timothy P. O'Neil         /s/ William D. Cox
                  Timothy P. O'Neil             William D. Cox
                  President                     Chairman

July 25, 1997


 "Safe Harbor" Statement under Private Securities Litigation Reform Act of 1995 The Company's 1997 outlook and all other statements in this report other than historical facts are forward-looking statements that involve risks and uncertainties and are subject to change at any time. The Company derives its forward-looking statements from forecasts which are based upon assumptions about many important factors such as the relationship of demand and capacity in the freight market, the performance of finance and insurance markets, prevailing short-term interest rates, general market conditions and competitive activities. While the Company believes that its assumptions are reasonable, it cautions that there are inherent difficulties in predicting the impact of certain factors, which could cause actual results to differ materially from anticipated results. These factors, as and when applicable, are discussed in the Company's filings with the Securities and Exchange Commission, in particular its most recent Form 10-Q.


                         TRANSFINANCIAL HOLDINGS, INC.
                     UNAUDITED SUMMARY FINANCIAL STATEMENTS
                     (in thousands, except per share data)

                       CONSOLIDATED STATEMENTS OF INCOME
           Second Quarter and Six Months Ended June 30, 1997 and 1996

                                    Second Quarter          Six Months

                                   1997       1996        1997       1996


Operating Revenues.............. $ 32,775    $28,345    $64,164    $ 53,561
Operating Expenses..............   31,710     27,919     62,165      52,941

Operating Income................    1,065        426      1,999         620
Non-Operating Income............      215        209        430         634

Income Before Income Taxes......    1,280        635      2,429       1,254
Income Tax Provision............      576        273      1,093         539


Net Income...................... $    704    $   362    $ 1,336    $    715



Net Income Per Share............ $   0.11    $  0.05    $  0.21    $   0.10



Average Common Shares Outstanding   6,320      6,892      6,347       7,014





CONSOLIDATED BALANCE SHEETS

                                 06/30/97    12/31/96

              ASSETS
Cash and Short-Term Investments. $ 11,190    $ 9,233
Other Current Assets............   10,816     10,153
  Total Current Assets..........   51,298     52,918
Operating Property, net.........   25,228     23,390
Intangible and Other Assets.....   12,463     10,504

                                 $ 88,989    $86,812




  LIABILITIES AND SHAREHOLDERS' EQUITY

Total Current Liabilities....... $ 12,041    $11,048
Deferred Income Taxes and Other
  Liabilities...................    2,122      1,203
Shareholders' Equity............   74,826     74,561

                                 $ 88,989    $86,812







TransFinancial Holdings, Inc., 8245 Nieman Road, Suite 100, Lenexa, Kansas 66214
                                 (913) 859-0055